THIS PROPOSAL HAS PASSED

			Proxy Results - Mercury V.I. Funds, Inc. - Mercury Large Cap Growth V.I. Fund
			Meeting Date: November 17, 2003
			Record Date: October 17, 2003
			As of: November 17, 2003

				Units Voted

	Shares Needed	Outstanding	Votes Needed				Total Units
	To Pass	Shares	50% +1	For	Against	Abstain	Voted

Plan of Reorganization of Mercury V.I. Funds, inc. - Mercury Large Cap Growth V.I. Fund	-2,891,556	7,878,481	3,939,242	6,830,798	167,151	369,550	7,367,499
into ML Variable Series Funds, Inc. - ML Large Cap Growth V.I. Fund

Voting Requirements:
The Quorum consists of at least one-third of the shares entitled to vote at the Meeting, present in person or by proxy.

The approval of the Proposal requires the affirmative vote of shareholders representing a majority of the Fund's outstanding shares entitled to be cast.